EXHIBIT 2.1

AMENDMENT NO. 1 TO
PURCHASE AGREEMENT
BY AND AMONG
KARL J. BREYER, MARSHALL E. EISENBERG AND THOMAS J. PRITZKER
NOT INDIVIDUALLY, BUT SOLELY AS TRUSTEES,
GP INVESTOR, L.L.C.,
REYNOLDS AMERICAN INC.
AND
CONWOOD HOLDINGS, INC.
(f/k/a PINCH ACQUISITION CORPORATION)
DATED AS OF May 31, 2006

     This AMENDMENT NO. 1 TO PURCHASE AGREEMENT (this “Amendment”), dated as of May 31, 2006, is made by and among (i) Karl J. Breyer, Marshall E. Eisenberg and Thomas J. Pritzker, not individually, but solely as co-trustees (the “Trust Sellers”) of those certain separate and distinct trusts listed on Schedule 1 (the “Trusts”), (ii) GP Investor, L.L.C., a Delaware limited liability company (the “LLC Seller” and, together with the Trust Sellers, “Sellers”), (iii) solely for the purposes of Sections 7.1, 7.2, and 7.9 of the Purchase Agreement (as defined below), Reynolds American Inc., a North Carolina corporation (“Parent”), and (iv) Conwood Holdings, Inc. (f/k/a Pinch Acquisition Corporation), a Delaware corporation and wholly-owned subsidiary of Parent (the “Purchaser”).
     WHEREAS, Purchaser and Sellers are parties to that certain Purchase Agreement, dated as of April 24, 2006 (the “Purchase Agreement”); and
     WHEREAS, pursuant to Section 11.8 of the Purchase Agreement, Purchaser and Sellers desire to amend the Purchase Agreement as provided in this Amendment.
     NOW, THEREFORE, for good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereby agree as follows:
     1. Amendments to the Purchase Agreement.
1.1	Section 3.1(f)(ii) of the Purchase Agreement is deleted in its entirety and the following word shall be inserted in its place:
     [Reserved.]
1.2	Section 7.1(e) of the Purchase Agreement is hereby amended to read in its entirety as follows:
Severance. Parent shall maintain, or shall cause one of its Affiliates to maintain, sponsorship of the Conwood Executive Retention Plan and the Conwood Employee

Severance Plan as those plans shall be adopted by the applicable Acquired Companies, with the approval of Parent, which approval shall not be unreasonably withheld (the “Severance Plans”). Parent shall provide, or shall cause to be provided, severance benefits to Company Employees in accordance with the terms of such Severance Plans as of the Closing Date so long as the Company Employees are employed by Parent or one of its Affiliates (but not beyond the time period required by the Severance Plans as of the Closing Date). Neither Parent nor any of its Affiliates shall amend or terminate either of the Severance Plans except as provided under the terms of such Severance Plans as of the Closing Date. Any severance costs which arise in connection with the transactions contemplated herein shall be the sole responsibility of Parent.
1.3	Section 9.3 of the Purchase Agreement is hereby amended to insert “(a)” after the heading “Tax Cooperation.” and adding the following new paragraph as subsection (b) immediately following the existing text of Section 9.3:
(b) (1) Subject to any specific dispute resolution provisions set forth elsewhere in this Agreement and to Section 9.3(b)(2) below, all disputes between the Parties directly and solely related to Taxes arising from a Pre-Closing Tax Period or a Post-Closing Tax Period, including Tax related disputes under Sections 4.9(k) or 4.17 or Articles IX or X of this Agreement, shall proceed as follows: (A) if any dispute cannot be resolved by the parties after meeting (in person or by telephone) to attempt to resolve any such dispute, any Party may make a written demand to the other Party for mediation and specify therein, in reasonable detail, the nature and scope of the dispute; (B) within 15 days, or longer if mutually agreed by the Parties, after such written notification is received, the Parties shall jointly select an independent mediator, who shall have at least 10 years experience in matters relating to Taxes, to mediate such dispute; and (C) within 30 days, or longer if mutually agreed by the Parties, following the selection of the mediator, the Parties shall meet for one (1) day with the jointly selected mediator in an attempt to resolve the dispute; provided, however, that (i) such mediation will not be binding upon any of the Parties and (ii) failure to jointly select a mediator within the above specified period shall terminate the effectiveness of this Section 9.3(b) in respect of the relevant Tax dispute.
(2) Notwithstanding the provisions of Section 9.3(b)(1), each Party shall have the right, without the requirement of first seeking a remedy through mediation, to pursue any of its rights and remedies otherwise available under Applicable Law or as set forth in this Agreement.
1.4	Section 9.4(a) of the Purchase Agreement is hereby amended to read in its entirety as follows:
Subject to the terms and conditions of this Article IX, from and after the Closing, Sellers shall cause Remainco to enter into a joinder agreement at the Closing pursuant to which Remainco shall agree to become a party to this Agreement to indemnify, defend and hold harmless the Purchaser Indemnitees as provided in Section 10.6 from and against all Liability for (i) Taxes of the Company or the Acquired Companies (other than Purchaser Taxes) for all Pre-Closing Tax

Periods, including, without limitation (x) any Taxes of the Company or the Acquired Companies imposed under Sections 1374 or 1375 of the Code and (y) Taxes arising from or relating to the Preliminary Transactions, (ii) without duplication, any Losses resulting from any breach of any of the representations and warranties contained in Sections 4.9(k) and 4.17 (determined for purposes of this Section 9.4 without reference to any qualification in such representation or warranty of materiality, Material Adverse Effect, substantial compliance or dollar threshold) and (iii) without duplication, all Losses arising from a breach by the Sellers of any covenant contained in this Article IX. Such Taxes shall not include Taxes or the amount of such Taxes paid by the Company and the Acquired Companies at or prior to the Closing or paid by Sellers or any of their Affiliates (other than the Company or the Acquired Companies) at any time. Notwithstanding anything to the contrary in this Agreement, neither Sellers nor Remainco shall be liable for or pay for (i) any Taxes that are imposed on the Company or any Acquired Company as a result of actions taken or elections made by the Purchaser, the Company or any Acquired Company after the Closing Date (collectively, “Purchaser Taxes”), including elections under Section 338(g) of the Code or Treasury Regulation § 301.7701-3 or (ii) any Taxes subject to indemnification by the Purchaser under this Section 9.4. Liability for Taxes includes any Tax payment as a result of a settlement, agreed order, closing agreement, or other similar compromise.
1.5	Section 11.1(a) and (b) of the Purchase Agreement are hereby amended to read in their entirety as follows:

a.	if to Sellers or for purposes of Article X, Remainco:
c/o The Pritzker Organization, LLC
71 S. Wacker Drive, Suite 4700
Chicago, IL 60606
Attn: John E. Stellato
Telecopier No.: (312) 873-4983
email: jstellato@pritzkerorg.com
With a concurrent copies to:
Latham & Watkins LLP
885 Third Avenue, Suite 1000
New York, NY 10022
Attn: Barry A. Bryer, Esq.
Telecopier No.: (212) 751-4864
email: barry.bryer@lw.com
Latham & Watkins LLP
5800 Sears Tower
Chicago, Illinois 60606
Attn: Michael A. Pucker
Telecopier No.: (312) 993-9767
email: Michael.pucker@lw.com
b.	If to Parent or the Purchaser:
Reynolds American Inc.
401 North Main Street
Winston-Salem, NC 27101
Attn: General Counsel
Telecopier No.: (336) 741-2998
email: blixtc@rjrt.com
With a concurrent copy to:
Jones Day
222 East 41st Street
New York, NY 10017
Attn: Jere R. Thomson, Esq.
Telecopier No.: (212) 755-7306
email: jrthomson@jonesday.com

1.6	Schedule 10.6 of the Disclosure Schedules is hereby amended to read in its entirety as set forth on Exhibit A attached hereto.
2. Definitions. Any capitalized terms used but not defined in this Amendment shall have the meaning ascribed to such terms in the Purchase Agreement.
3. Limited Amendment. This Amendment is limited by its terms and does not and shall not serve to amend or waive any provision of the Purchase Agreement except as expressly provided for in this Amendment. The Purchase Agreement, as amended by this Amendment, is hereby ratified and confirmed and shall continue in full force and effect.
4. Counterparts. This Agreement may be executed by the Parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.
5. Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to its conflict of laws principles.
6. Trustee Exculpation. Each trustee executing this Amendment is executing the same solely in his capacity as a trustee of one or more of the Trusts. All obligations and liabilities of any trustee executing this Amendment shall be satisfied solely out of the assets of the trust or trusts on whose behalf such trustee is executing this Amendment, and such trustee shall not be personally liable for the satisfaction of any of such obligations or liabilities as a result of his execution of this Amendment.
[remainder of this page intentionally left blank]

     IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed as of the date first above written.

The Trusts Identified on Schedule 1 of the Purchase Agreement

By:	/s/ Thomas J. Pritzker

Thomas J. Pritzker, not individually, but solely as co-trustee of each of those separate and distinct trusts listed on Schedule 1 of the Purchase Agreement

By:	/s/ Marshall E. Eisenberg

Marshall E. Eisenberg, not individually, but solely as co-trustee of each of those separate and distinct trusts listed on Schedule 1 of the Purchase Agreement

By:	/s/ Karl J. Breyer

Karl J. Breyer, not individually, but solely as co-trustee of each of those separate and distinct trusts listed on Schedule 1 of the Purchase Agreement

GP INVESTOR, L.L.C.

By:	FLP Trust #10, its sole member

By:	/s/ Thomas J. Pritzker

Thomas J. Pritzker, not individually, but solely as co-trustee of FLP Trust #10

By:	/s/ Marshall E. Eisenberg

Marshall E. Eisenberg, not individually, but solely as co-trustee of FLP Trust #10

By:	/s/ Karl J. Breyer

Karl J. Breyer, not individually, but solely as co-trustee of FLP Trust #10

REYNOLDS AMERICAN INC.

By:	/s/ McDara P. Folan, III

Name: McDara P. Folan, III
Title: Senior Vice President, Deputy General Counsel and Assistant Secretary

CONWOOD HOLDINGS, INC.

By:	/s/ McDara P. Folan, III

Name: McDara P. Folan, III
Title: Vice President and Secretary

EXHIBIT A
SCHEDULE 10.6
Remainco Covenants
A.	Remainco shall maintain FMV of at least $250 million from the Closing through the earlier of (x) the expiration of the statute of limitations for the audit of Old Asworth’s 2003 Tax year and (y) the completion of the IRS’s Tax audit of Old Asworth’s 2003 Tax year if the total proposed adjustments are less than $10,000,000 (the “Initial Period”). Thereafter, Remainco shall maintain FMV of: (i) at least $250 million until the first anniversary of the end of the Initial Period, (ii) at least $100 million from the date after the first anniversary of the end of the Initial Period until the second anniversary of the end of the Initial Period, (iii) at least $50 million from the date after the second anniversary of the end of the Initial Period until the third anniversary of the end of the Initial Period, and (iv) at least $25 million from the date after the third anniversary of the end of the Initial Period until the fourth anniversary of the end of the Initial Period. From and after the fourth anniversary of the end of the Initial Period, Remainco shall have no obligation to maintain any FMV. To the extent Losses indemnified by Remainco pursuant to Section 9.4 or Section 10.2(b) of the Agreement reduce the FMV of Remainco below the FMV that Remainco is required to maintain during any period specified in clauses (i)-(iv) of Section 10.6, paragraph (A) of the Disclosure Schedules to the Agreement, the FMV that Remainco is required to maintain during such period shall be reduced to the FMV of Remainco resulting from such Losses. However, such indemnification shall not affect the level of the FMV required to be maintained in any subsequent period except to the extent the aggregate amount of such indemnification has caused the remaining FMV to be below such level. Such reduction shall apply for all periods set forth above after any such indemnity payment is made.

B.	As used herein, “FMV” shall mean the fair market value of Remainco on a consolidated basis determined by Duff & Phelps LLC without regard to discounts for illiquidity, lack of marketability or minority interests.
C.	Until the fourth anniversary of the end of the Initial Period, Remainco shall deliver to the Purchaser promptly following its preparation, but in no event later than one hundred and eighty (180) days after its fiscal year end, a report on the FMV of Remainco prepared by Duff & Phelps LLC.
D.	From and after the Closing until the fourth anniversary of the end of the Initial Period, Remainco (i) shall not distribute any assets to its members unless it has FMV in excess of the FMV that it is required to have on the date of such distribution as set forth in Section 10.6 of the Agreement and Schedule 10.6 of the Disclosure Schedules to the Agreement (and then only to the extent of such excess) and (ii) shall advise the Purchaser of any material adverse events related to Remainco.
E.	Sellers shall cause to be satisfied from sources other than Remainco the liabilities of Old Asworth for income Taxes to the extent such liabilities are shown or expected to be shown on any Tax Return originally prepared and filed, by or at the direction of Sellers, for Pre-Closing Tax Periods ending in 2006.